Contact

www.linkedin.com/in/philschwarz
(LinkedIn)
intro.co/PhilSchwarz (Other)

Phil Schwarz

Managing Partner @ Corazon Capital | ex-CMO @ Tinder
Los Angeles Metropolitan Area

Summary

Phil Schwarz is a Partner at Corazon Capital, investing in early stage tech companies. From 2014-2016, Phil served as CMO of Tinder, overseeing the company's brand, growth and retention marketing efforts worldwide. As CMO, Phil created innovative marketing partnerships with celebrities such as Hilary Duff (over 5 billion media impressions + music video), Jason Derulo, Zedd, Ryan Seacrest, and Luke Bryan, created and launched Tinder's CRM efforts, drove innovative partnerships with Snapchat, Coca Cola, The Atlanta Hawks, 20th Century Fox, iHeart Radio, Coachella, and Rock The Vote. Phil also launched Tinder's ground operations in a series of international markets, crafted unique partnerships with content creators and social media influencers, developed a series of creative, PR-driven stories to drive home specific messaging, and oversaw a global event portfolio. Phil was heavily involved in supporting Tinder's ad sales efforts, and therefore has experience working with other marketers from large brands around the world. Phil was a member of the executive team that launched Tinder Plus, a tremendously successful consumer subscription business which grew to over 1.7 million paying subscribers and $175 million in annual revenue in 18 months, and took Tinder public as part of Match Group's IPO in late 2015.

Phil's prior roles include VP of Growth Initiatives at Match Group, a division of IAC, as well as Executive Director at Kaplan and Kaplan Ventures (the part of the Washington Post Company), where Phil co-founded the Kaplan/Techstars EdTech Accelerator, invested in early stage EdTech companies, served on Boards of Directors for investment portfolio companies, and executed a series of corporate acquisitions. Phil also previously served as an Associate Director at UBS Investment Bank, and prior to that led numerous technology product development efforts for the BCBS Association, Vitria Technology and BP Amoco, and served as Management Consultant for PwC.

Experience

The Oversubscribed Podcast (w/ Erin and Sara Foster)
Co-Host
2024 - Present (2 years)

Oversubscribed Ventures (w/ Erin and Sara Foster)
Investment Committee
2022 - Present (4 years)
Los Angeles, California, United States

Corazon Capital
Managing Partner
January 2017 - Present (9 years 4 months)
Los Angeles, CA

Tinder, Inc.
Chief Marketing Officer
2014 - 2016 (2 years)
Los Angeles, California

Match Group | IAC
Head of Growth Initiatives
2014 - 2014 (less than a year)

Kaplan
Executive Director of Venture Investments, Corporate Development &
Strategy
2010 - 2014 (4 years)
Chicago, IL

* Co-founded Kaplan EdTech Accelerator, powered by TechStars
(www.kaplanedtechaccelerator.com)
* Managed venture investments and M&A for Kaplan Inc and Kaplan Ventures
(www.kaplanventures.com)
* Sourced, analyzed and executed numerous investment/acquisition
transactions as well as over $100mm in divestitures
* Served on multiple Boards of Directors for Kaplan Ventures portfolio
companies

UBS Investment Bank

Associate Director
2008 - 2010 (2 years)

Associate Director (2009-2010)

Associate (2008)

Summer Associate (2007)

Blue Cross Blue Shield Association
Technical Lead
2003 - 2006 (3 years)

BPAmoco & Vitria Technology
Independent Consultant
2001 - 2003 (2 years)

Senior Consultant at BPAmoco (2001-2002) and Vitria Technology (2003)

PricewaterhouseCoopers Management Consulting Services
Consultant
2000 - 2001 (1 year)

Education

The University of Chicago Booth School of Business
M.B.A. with Honors, Finance, Accounting, Entrepreneurship · (2006 - 2008)

Ohio University
B.B.A., Management Information Systems · (1996 - 2000)